WEBTOON Entertainment Inc.

5700 Wilshire Blvd., Suite 220

Los Angeles, CA 90036

June 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephany Yang, Anne McConnell, Erin Donahue and Evan Ewing

Re:	WEBTOON Entertainment Inc.

Request for Acceleration of Effectiveness of Registration Statement on Form S-1

File No. 333-279863

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WEBTOON Entertainment Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 2:00 p.m., Eastern Time, on June 26, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michael Kim or Joshua N. Korff of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4746 or (212) 446-4943, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, WEBTOON Entertainment Inc.

/s/ Junkoo Kim
Junkoo Kim
Chief Executive Officer

cc:	David J. Lee

Maximilian Jo

WEBTOON Entertainment Inc.

Michael Kim

Joshua N. Korff

Edward J. Lee

Kirkland & Ellis LLP

Michael Kaplan

Dan Gibbons

Judah Bareli

Davis Polk & Wardwell LLP